FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                              For 04 November 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F
                                  -----            ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                           Yes              No     |X|
                               -------          ----------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

Q3 2003 financial results        O3 November 2003                           16nc
    ebookers delivers profitability and announces strong October trading

    3 November 2003 - ebookers plc (Nasdaq - EBKR, LSE - EBR) the No.1 online pan-European retail leisure specialist, today announces its financial results for Quarter 3, ended 30 September 2003.

    Quarter 3 Highlights (UK GAAP)

    -- Adjusted profit before tax of GBP1.3m(1)(Q3 2002 adjusted loss before tax GBP0.8m).

    --  Gross sales rise 86% to GBP144.8m (Q3 2002 - GBP77.9m).

    --  Turnover (gross profit) rises 98% to GBP18.2m (Q3 2002 -
        GBP9.2m).

    -- Margin(2) improves to 12.6% (Q3 2002 11.8%) due to increasing non-air sales.

    --  Loss after tax GBP3.0m (Q3 2002 GBP2.0m).

    --  $10m investment in India BPO, Tecnovate.

    -- New senior management in key business areas - technology, CRM, non-air sales.

    Dinesh Dhamija, CEO, ebookers plc comments:

    "We have enjoyed a strong period of trading in October. We have significantly strengthened both our management team and technology during the quarter and look forward to the future with confidence."

    Nigel Addison Smith, CFO, ebookers plc comments:

    "We welcome the achievement of underlying profitability(1) for the quarter. We are benefiting from an improving margin, a reduction in our cost base, and rapidly increasing on-line sales in Travelbag."

    (1)Before amortisation, all stock compensation related costs, and exceptional items. See note 3.

    (2)Margin defined as turnover (gross profit) as a percentage of gross sales.

    Chairman's Statement

    ebookers delivered an adjusted profit before tax(1) of GBP1.3m in Quarter 3, despite difficult trading circumstances in the beginning of the quarter, as reported in our trading statement of 2nd October.

    Travelbag acquisition

    The conversion of Travelbag to internet sales channels and to an internet growth culture continues to make rapid progress. By October, 44% of Travelbag's passenger bookings were internet-based compared to 16% when ebookers acquired the company in January. Travelbag is making a strong contribution to our trading performance. In October, Travelbag's passenger bookings were 58% up on the same period last year driven by strong online sales and good growth in bookings to Australia.

    India BPO

    This October we announced an investment of $10m in Tecnovate, our India BPO, by Kipotechniki BVBA, a Belgian-registered subsidiary of Mikal Ltd. This investment, for a 6.25% stake, would equate to a value for the whole of the BPO operation of $160m, even at this early stage. The investment will be accounted for in our Quarter 4 2003 financial results. Tecnovate is currently in negotiation with several major third parties potentially to become its first clients.

    Non-air sales and technology

    Our hotel, car and insurance margins can be between two and four times our margins on flights, while at the same time offering significant discounts to customers. In Quarter 3, 36% of turnover (gross profit) was derived from non-air products, as compared to 31% in the same quarter of 2002. Our overall margin has increased from 11.8% to 12.6% for the same period, moving towards our target of 15%. During the period, we have made significant management appointments and have launched new strategic initiatives aimed at driving forward this trend.
    ebookers has also invested significantly in technology in the quarter to enhance the user experience of its websites.

    Strengthening of management

    Over the last quarter we have strengthened senior management across key strategic areas.
    Chris Sherlock joins us to head up our non-air product sales, from BA Airmiles, where he was responsible for car rental and the Executive Club's partnership marketing. Simon Powell joins us with responsibility for travel insurance. Previously he was head of UK Business Development with Mondial Assistance (one of the world's largest travel insurance and assistance company and part of the Allianz group). Kevin Hall joins us with responsibility for car sales. Previously he was with Alamo National as Director of Global Sales.
    Yashish Dahiya has been appointed Head of CRM, joining us from Bain & Co having previously played a lead role in implementing a CRM system for a major international mobile telecommunications company. First stages of the E.piphany-powered CRM implementation are already complete.
    We have appointed Obi Nwosu as Head of E-Solutions. Obi joins ebookers from his previous position as General Manager for Dremedia, a division of Autonomy. Obi has also been in Head of Development roles for the Stationery Office (Formerly HMSO) and Deputy CTO and Chief Application Architect for QXL Ricardo. Philip Dale, formerly CIO of ebookers, has left the company to pursue other opportunities.

    Financial statement

    Gross sales were GBP144.8m in Quarter 3 2003 compared to GBP77.9m in Quarter 3 2002, an increase of 86%. Turnover (gross profit) increased 98% year on year to GBP18.2m. The Group saw strong sales in the quarter to Asia and Australia, including travellers to the Rugby World Cup. Parts of the business that performed particularly well included subsidiaries in the Nordic region, Germany, Switzerland and Ireland. Travelbag also delivered very encouraging sales growth, benefiting from its conversion to online sales channels.
    Another positive development during Quarter 3, 2003 was the effect of increased non-air sales and their impact on margins. Overall margin(2) increased to 12.6% in Q3 2003 (Q3 2002: 11.8%). Turnover (gross profit) from non-air products accounted for approximately 36% of turnover in Quarter 3 2003 compared to 31% in Quarter 3 2002.
    Quarter 3 2003 adjusted operating expenses(3) were GBP17.0m compared to GBP10.2m in Quarter 3 2002. This increase was due primarily to the effect of Travelbag on the enlarged business. Our cost base (adjusted operating costs as a percentage of gross sales) reduced from 13.0% in Quarter 3 2002 to 11.8% in Quarter 3 2003.
    Adjusted profit before tax(1) was GBP1.3m in Quarter 3 2003. This compares to an adjusted loss before tax(1)of GBP0.8m in Quarter 3 2002.
    Loss after tax for Quarter 3 2003 was GBP3.0m compared to GBP2.0m in Quarter 3 2002. In Quarter 3 2003 goodwill amortisation was GBP2.3m compared to GBP1.2m in Q3 2002, the increase due to the acquisition of Travelbag Holdings in February 2003. Stock compensation charges were GBP0.4m in Quarter 3 2003 while there were no charges in Quarter 3 2002. Exceptional items were GBP993,000 in Quarter 3 2003 while there were no exceptional items in Quarter 3 2002. The exceptional item in Quarter 3 2003 (including National Insurance of GBP113,000) relates to a one-off award to Tani Dhamija, Executive Director. This was in recognition of her valuable contribution to the restructuring of the UK operations after the acquisition of Flightbookers and also her valuable contribution to the company in the establishment of the Tecnovate India BPO operations. (This is illustrated by the $10m investment made in October 2003 in Tecnovate for 6.25% of its enlarged share capital, which would equate to a value for the whole operation of $160m.) In May 2002, the Remuneration Committee recommended the grant of share options to Tani Dhamija of 1.5% of the share capital of the company, on the same terms as those already granted to Dinesh Dhamija and Sanjiv Talwar, as far as possible. These were not granted at that time as the company decided to take external advice on this recommendation. Subsequently, on the basis of this advice, the Remuneration Committee has now concluded that the most appropriate way to satisfy this historical recommendation is no longer through the grant of options but through a one-off cash award. This cash award is significantly less than the value of the options originally recommended. The award will not be paid immediately but will be paid at a time which is appropriate having regard to the cash flows of the company and similar considerations.
    Quarter 3 2003 saw a significant strengthening of our cash position to GBP65m, up from GBP56m at the end of Quarter 2 2003.

    Current trading

    We have enjoyed a strong period of trading in October.

    Outlook

    With the integration of Travelbag now substantially completed, its continuing successful conversion to online sales, our long and mid haul positioning, strengthened management, and the roll-out of new CRM and non-air projects, ebookers believes that it is very well positioned for future growth and profitability.

            -- ends--

    (1)Before amortisation, all stock compensation related costs and exceptional items.
    (2)Margin defined as turnover (gross profit) as a percentage of gross sales.
    (3) Sales and marketing costs, technology costs, general administrative expenses, depreciation and amortisation of the profit on a sale and leaseback transaction.

    Please see note 3 for schedule of proforma adjusted financial measures

    For further information:

    ebookers plc
    Oliver Strong                               +44 (0) 20 7489 2239
    oliver.strong@ebookers.com                  +44 (0) 7771 934 153

    Cubitt Consulting (UK)
    Peter Ogden                                 +44 (0) 20 7367 5130
    peter.ogden@cubitt.com

    Webcast and conference call

    When: Monday 3 November 2003 at 16:00 GMT / 17:00 CET / 11:00 ET
          (USA, NYC).

    Where: For registration of the live event please click on the link below:

    http://meta.unit.net/ebookers/20031103/index.html

    Should you wish to take part in the Conference Call, please dial one of the following numbers:

    UK dial in 0845 245 3471

    International dial in +44 (0) 1452 542 300

    A replay of the conference will be available for 7 days on the following numbers:

    UK 0845 245 5205

    International +44 (0) 1452 55 00 00

    Replay Access Number: 588281#

    If you are unable to participate during the live audio webcast, the event will be archived on the same URL as listed above for 90 days from the date of the event.

    (Minimum Requirements to listen to broadcast:

    The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/windowsmedia/en/download/default.asp
    Or Real Player and at least a 28.8Kbps connection to the Internet.)

    About ebookers plc

    ebookers is a leading pan-European online travel agency with websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 600, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

    Forward Looking Statements

    Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.


CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT              Quarter    Quarter    Quarter
                                                              ended      ended      ended
                                                          30-Sep-03  30-Sep-02  30-Jun-03
(Prepared in accordance with UK
 GAAP)                                                      GBP'000    GBP'000    GBP'000
                                                        (unaudited)(unaudited)(unaudited)



GROSS SALES                      Note 1                    144,825     77,949    118,216
                                                        =================================
(Q3 2003 including acquisitions:
 GBP61,901,000)

Turnover (gross profit)          Note 1                     18,203      9,216     15,025
(Q3 2003 including acquisitions:
 GBP8,431,000)

Distribution costs: (Q3 2003 including acquisitions:
 GBP4,071,000)
Sales and marketing                                         (8,814)    (4,629)    (8,420)

Administrative expenses: (Q3 2003 including
 acquisitions: GBP3,856,000)
Technology costs                                            (1,231)      (716)    (1,077)
General administrative expenses                             (6,106)    (3,717)    (5,475)
Depreciation                                                  (869)    (1,100)      (916)
Amortisation of profit on sale and leaseback
 transaction                                                     -          -         50
National Insurance on stock
 options                                                      (676)         -     (1,197)
Stock compensation
 cost                                                         (358)         -       (144)
Amortisation of
 goodwill                                                   (2,257)    (1,192)    (2,253)
Exceptional items                Note 4                       (993)         -     (2,918)

                                                        ---------------------------------
Total administrative expenses                              (12,490)    (6,725)   (13,930)
                                                        ---------------------------------

Total operating expenses                                   (21,304)   (11,354)   (22,350)

                                                        ---------------------------------
Operating loss                                              (3,101)    (2,138)    (7,325)
(Q3 2003 including acquisitions: profit of GBP504,000)

Interest receivable and similar
 income                                                        340        261        206
Interest payable and similar
 charges                                                      (268)       (84)      (282)

                                                        ---------------------------------
Loss on ordinary activities
 before taxation                 Note 1                     (3,029)    (1,961)    (7,401)

Tax charge on loss on ordinary
 activities                                                    (14)        (8)       (10)

                                                        ---------------------------------

Loss on ordinary activities after taxation retained
for the financial period                                    (3,043)    (1,969)    (7,411)
                                                        =================================


Weighted average number of shares (in 000's)                64,293     49,874     63,449

Basic and diluted loss per share                           (0.05)p    (0.04)p   (11.68)p
                                                        =================================



                                                                  As
CONSOLIDATED BALANCE SHEETS                                 Restated*
----------------------------
                                                 30-Sep-03  30-Sep-02  30-Jun-03   31-Dec-02
                                                   GBP'000    GBP'000    GBP'000     GBP'000
                                               (unaudited)(unaudited)(unaudited)   (audited)
(Prepared in accordance with UK GAAP)



FIXED ASSETS
Intangible assets                                  53,463     12,044     55,720      10,279
Tangible assets                                    11,486      4,178     10,916       3,816

                                               ---------------------------------------------
                                                   64,949     16,222     66,636      14,095
                                               ---------------------------------------------


CURRENT ASSETS
Debtors                                            19,041      9,155     15,177       6,107
Cash at bank and in hand                           65,007     26,193     56,060      21,729

                                               ---------------------------------------------
                                                   84,048     35,348     71,237      27,836


CREDITORS: amounts falling due within one year    (86,714)   (33,999)   (73,259)    (26,307)


                                               ---------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                   (2,666)     1,349     (2,022)      1,529
                                               ---------------------------------------------


TOTAL ASSETS LESS CURRENT LIABILITIES              62,283     17,571     64,614      15,624


CREDITORS: amounts falling due after more than
 one year                                         (15,088)         -    (16,441)          -

PROVISIONS FOR LIABILITIES AND CHARGES             (2,659)      (635)    (2,053)     (1,770)


                                               ---------------------------------------------
NET ASSETS                                         44,536     16,936     46,120      13,854
                                               =============================================


CAPITAL AND RESERVES
Called up share capital                             9,028      6,982      8,903       7,009
Share premium account                             114,151     73,402    113,188      73,778
Merger reserve                                      2,194      2,194      2,194       2,194
Shares to be issued                                17,475     18,587     19,570      19,080
Profit and loss account                           (98,312)   (84,229)   (97,735)    (88,207)


                                               ---------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                         44,536     16,936     46,120      13,854
                                               =============================================

* Provisions for liabilities and charges have been reclassified from within creditors due within one year for results at 30 September 2002.


CONSOLIDATED CASH FLOW STATEMENT                  Quarter     Quarter     Quarter
-----------------------------------------
                                                    ended       ended       ended
                                                30-Sep-03   30-Sep-02   30-Jun-03
(Prepared in accordance with UK GAAP)             GBP'000     GBP'000     GBP'000
                                              (unaudited) (unaudited) (unaudited)


Net cash inflow from
 operating activities              Note 2          9,535       1,959       9,091


Returns on investment and servicing of
 finance
Interest received                                    340         261         206
Interest paid                                       (247)        (84)       (232)
Net cash flow from returns on investment
 and
                                             ------------------------------------
servicing of finance                                  93         177         (26)
                                             ------------------------------------

Overseas tax paid                                    (14)         (8)       (131)


Capital expenditure and financial
 investment
Payments to acquire tangible fixed assets         (1,867)        (79)     (1,687)
Proceeds from sale of tangible fixed
 assets                                              500           -           -
Net cash flow from capital expenditure
 and
                                             ------------------------------------
financial investment                              (1,367)        (79)     (1,687)
                                             ------------------------------------


Net cash inflow before financing                   8,247       2,049       7,247

Financing
Issue of ordinary shares net of expenses           1,089           -         336
Capital element of finance lease
 repayments                                          (26)       (417)        (38)
                                             ------------------------------------
Net cash flow from
 financing                                         1,063        (417)        298
                                             ------------------------------------


Increase in cash in the
 period                                            9,310       1,632       7,545
                                             ====================================


    NOTES TO THE ACCOUNTS

    1. SEGMENTAL ANALYSIS


           -------------           ---------------------------------------
                            Gross Sales(1)     Turnover (gross profit)(2)
           ---------------------------------------------------------------
                            Quarter    Quarter    Quarter          Quarter
                              ended      ended      ended            ended
                          30-Sep-03  30-Sep-02  30-Sep-03        30-Sep-02
                            GBP'000    GBP'000    GBP'000          GBP'000
                        (unaudited)(unaudited)(unaudited)      (unaudited)
           UK              108,897     50,599     13,917            5,698
           Non UK           35,928     27,350      4,286            3,518

                        --------------------------------------------------
                           144,825     77,949     18,203            9,216
                        --------------------------------------------------
                        Profit/(Loss) before
                                  tax                  Net assets
                        --------------------------------------------------
                            Quarter    Quarter
                              ended      ended      As at            As at
                          30-Sep-03  30-Sep-02  30-Sep-03        30-Sep-02
                            GBP'000    GBP'000    GBP'000          GBP'000
                        (unaudited)(unaudited)(unaudited)      (unaudited)
           UK:
           Head Office      (5,765)    (3,851)    34,023           12,527
           Other             1,632      1,026      6,332            1,738
                        --------------------------------------------------
           UK               (4,133)    (2,825)    40,355           14,265
                        --------------------------------------------------
           Non UK            1,104        864      4,181            2,671

                        --------------------------------------------------
                            (3,029)    (1,961)    44,536           16,936
                        --------------------------------------------------


(1) Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector.

(2) Turnover (gross profit) in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

    Turnover (gross profit) includes other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover (gross profit) as earned, unless dependent upon monthly or quarterly targets being achieved, in which case it is recognised over the life of the contract. In addition, turnover (gross profit) also includes advertising revenue earned during the period.

    2. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                 Quarter    Quarter    Quarter
                                                   ended      ended      ended
                                               30-Sep-03  30-Sep-02  30-Jun-03
                                                 GBP'000    GBP'000    GBP'000
                                             (unaudited)(unaudited)(unaudited)

Operating loss                                   (3,101)    (2,138)    (7,325)
Amortisation of goodwill                          2,257      1,192      2,253
Depreciation                                        869      1,100        916
Profit on sale of fixed
 assets                                             (72)         -          -
Stock compensation charge                           358          -        144
National insurance relating to stock options        606          -      1,197
Amortisation of profit on sale and leaseback
 transaction                                          -          -        (50)
(Increase)/decrease in
 debtors                                         (3,865)      (347)       164
Increase in creditors                            11,478      1,837     10,551
Exchange gains/(losses)                              12        315        (85)
Non cash exceptional items                          993          -      1,326

                                             ---------------------------------
Net cash inflow from operating activities         9,535      1,959      9,091
                                             =================================


    3. RECONCILIATION OF NON GAAP MEASURES


                                               Quarter    Quarter    Quarter
                                                 ended      ended      ended
                                             30-Sep-03  30-Sep-02  30-Jun-03
                                               GBP'000    GBP'000    GBP'000
                                           (unaudited)(unaudited)(unaudited)

Loss on ordinary activities before taxation    (3,029)    (1,961)    (7,401)
Add back:
Amortisation of goodwill                        2,257      1,192      2,253
Stock compensation charge                         358          -        144
National Insurance on share options               676          -      1,197
Exceptional items                                 993          -      2,918

                                           ---------------------------------
Adjusted profit/(loss) before tax               1,255       (769)      (889)
                                           =================================

Weighted average number of shares (in
 000's)                                        64,293     49,874     63,449

Adjusted profit/(loss) per share, based on
adjusted profit/(loss) before tax               1.95p    (1.54)p    (1.40)p
                                           =================================


Total operating expenses                      (21,304)   (11,354)   (22,350)
Add back:
Amortisation of goodwill                        2,257      1,192      2,253
Stock compensation charge                         358          -        144
National Insurance on share options               676          -      1,197
Exceptional items                                 993          -      2,918

Adjusted operating expenses                   (17,020)   (10,162)   (15,838)
                                           =================================


    4. EXCEPTIONAL ITEMS

    During the period, GBP993,000 was accrued as a one off award for the Executive Director, Tani Dhamija. Please refer to financial statement.
    In the Q2 2003 there were GBP2,918,000 of exceptional items. These related to acquisition and integration costs of GBP1,712,000 and integration related fixed asset write-downs of GBP1,206,000.

    5. OTHER MATTERS

    Accounting principles

    These accounts have been prepared on the basis of accounting principles as set out in the annual financial statements at 31 December 2002 In the opinion of management, the condensed consolidated financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation. Operating results and cash flows for these periods are not necessarily indicative of results for the entire year. These financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended 31 December 2002.

    Statutory information

    The financial information for the 3 month periods ending 30 September 2003 and 2002 and the 3 months ended 30 June 2003 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985.
    The financial information for the year ended 31 December 2002 is abridged from the statutory accounts which have been reported on by the Group's auditors, Deloitte and Touche and which have been filed with the Registrar of Companies.
    The report of the auditors thereon was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

    Fair value exercise

    As at 30 September 2003 the fair value exercise under FRS10 relating to the acquisition of Travelbag has yet to be completed. As such the goodwill value is provisional and may be subject to change.

    SUPPLEMENTARY INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP

    The financial statements for 30 September 2003 set out below are presented in US dollar amounts, solely for the convenience of the reader at the rate as set out below. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate. The year end results will be converted at the year end exchange rate and as such the full year may not equate to the sum of the four quarters results.



CONSOLIDATED STATEMENT OF OPERATIONS        Quarter    Quarter    Quarter    Quarter
----------------------------------------
                                              ended      ended      ended      ended
                                          30-Sep-03  30-Sep-03  30-Sep-02  30-Jun-03
(Prepared in accordance with US GAAP)        $'000     GBP'000    GBP'000    GBP'000
                                        (unaudited)(unaudited)(unaudited)(unaudited)



Revenue                                     30,679     18,459      9,291     14,867


Operating expenses:
Marketing and sales                         14,648      8,814      4,629      8,420
General and administrative                  11,715      7,049      3,717      8,344
Product technology and development           2,046      1,231        716      1,077
Stock compensation                           6,340      3,815     (2,283)    11,000
Depreciation                                 1,444        869      1,100        916

                                        --------------------------------------------

Total operating expenses                    36,193     21,778      7,879     29,757
                                        --------------------------------------------



Operating (loss)/profit                     (5,514)    (3,319)     1,412    (14,890)

Interest income                                565        340        261        206

Other expense
Interest expense                              (351)      (211)       (29)      (212)
Other                                          (95)       (57)       (55)       (70)

                                        --------------------------------------------
                                              (446)      (268)       (84)      (282)

(Loss)/profit from continuing operations
before income taxes                         (5,395)    (3,247)     1,589    (14,966)

Income tax provision                           (24)       (14)        (8)       (10)


                                        --------------------------------------------
Net (loss)/profit                           (5,419)    (3,261)     1,581    (14,976)
                                        ============================================


Basic weighted average number of
shares '000                                 64,293     64,293     49,874     63,449
                                        ============================================
Diluted weighted average number of
shares '000                                 64,293     64,293     53,252     63,449
                                        ============================================

Basic Net (loss)/profit per share           $(0.08)  GBP(0.05)    GBP0.03  GBP(0.24)
                                        ============================================

Diluted Net (loss)/profit per share         $(0.08)  GBP(0.05)    GBP0.03  GBP(0.24)
                                        ============================================

Exchange rates used $ per GBP                1.662



CONSOLIDATED BALANCE SHEETS                   30-Sep-03  30-Sep-03  30-Sep-02  30-Jun-0331-Dec-02
--------------------------------------------
(Prepared in accordance with US GAAP)            $'000     GBP'000    GBP'000    GBP'000  GBP'000
                                            (unaudited)(unaudited)(unaudited)(unaudited)(audited)


ASSETS
Current assets:
Cash and cash equivalents                      108,042     65,007     26,193     56,060   21,729
Accounts receivable, net of allowance for
 doubtful accounts                               8,039      4,838      2,967      3,357    1,327
Prepaid expenses                                 7,440      4,476        589      4,266    2,406
Other current assets                            16,239      9,771      5,643      7,597    2,417

                                            -----------------------------------------------------
Total current assets                           139,760     84,092     35,392     71,280   27,879


Property, plant and equipment, net              18,093     10,886      4,145     10,339    3,498
Other non-current assets                           997        600         33        577      318
Goodwill, net^                                 104,890     63,111     13,255     62,275   12,675

                                            -----------------------------------------------------
TOTAL ASSETS                                   263,740    158,689     52,825    144,471   44,370
                                            =====================================================


LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Bank overdraft                                      58         35        619        398      434
Accounts payable                               105,999     63,778     22,587     56,912   17,167
Accrued expenses and other current
 liabilities                                    40,346     24,275     12,078     16,793   10,076
                                            -----------------------------------------------------
Total current liabilities                      146,403     88,088     35,284     74,103   27,677

Long term liabilities                           25,435     15,304          -     16,728        -



Shareholders' equity:
Ordinary shares of GBP0.14 par value -
 issued and outstanding                         15,004      9,028      6,982      8,902    7,009
Additional paid-in capital                     223,172    134,279     79,008    131,955   89,877
Accumulated deficit                           (145,863)   (87,763)   (68,512)   (86,741) (79,861)
Accumulated other comprehensive loss              (411)      (247)        63       (476)    (332)
                                            -----------------------------------------------------
Total shareholders' equity                      91,902     55,297     17,541     53,640   16,693
                                            -----------------------------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS EQUITY      263,740    158,689     52,825    144,471   44,370
                                            =====================================================

Exchange rate for the period end ($ per GBP)     1.662

    ^ As at 30 September 2003 the Purchase Price Allocation relating to the acquisition of Travelbag Holdings by ebookers plc has not yet been finalised. As such the fair value allocation is provisional. Under US GAAP, this may result in the recognition of intangible assets that will need to be amortised.



CONSOLIDATED CASH FLOW STATEMENT                  Quarter    Quarter    Quarter    Quarter
-------------------------------------------
(US GAAP Numbers)                                   ended      ended      ended      ended
                                                30-Sep-03  30-Sep-03  30-Sep-02  30-Jun-03
                                                   $'000     GBP'000    GBP'000    GBP'000
                                              (unaudited)(unaudited)(unaudited)(unaudited)


Cash flows from operating activities:

Net (loss)/profit:                                (5,419)    (3,261)     1,581    (14,976)

Adjustments to reconcile net (loss)/income
to net cash used for operating activities:
Depreciation                                       1,444        869      1,100        916

Stock compensation expense/(credit)                6,340      3,815     (2,283)    11,000

Changes in :
Trade working capital                             13,596      8,180      1,743     12,079


                                           -----------------------------------------------
Net cash provided from operating activities       15,961      9,603      2,141      9,019
                                           -----------------------------------------------

Cash flows from investing activities
Other capital expenditure                         (3,104)    (1,867)       (79)    (1,687)
Proceeds from sale of capital items                  831        500          -          -
                                           -----------------------------------------------
Net cash used in investing activities             (2,273)    (1,367)       (79)    (1,687)
                                           -----------------------------------------------


Cash flows financing activities:
(Decrease)/increase in bank loans and
 overdraft                                          (604)      (363)      (164)      (175)
Proceeds from issuance of common stock net
 of expenses                                       1,810      1,089          -        336
Capital element of finance lease                     (43)       (26)      (417)       (38)
                                           -----------------------------------------------
Net cash provided from financing activities        1,163        700       (581)       123
                                           -----------------------------------------------

Effect of exchange rates on cash                      19         11        308        (84)

Net increase/(decrease) in cash receipts          14,870      8,947      1,789      7,371
Cash at the beginning of the period               93,172     56,060     24,404     48,689
                                           -----------------------------------------------
Cash at the end of the period                    108,042     65,007     26,193     56,060
                                           -----------------------------------------------


Exchange rate used in calculations $ per
 GBP                                               1.662



Reconciliation between UK and US GAAP
-------------------------------------------

For the quarter ended 30 September 2003 (unaudited)                               GBP'000's
------------------------------------------------------

Retained loss for the period 1 July 2003 to 30 September 2003                       (3,043)
Reported in the consolidated profit and loss account for the period under UK
 GAAP

Amortisation of goodwill                                                             2,257
Deferred revenue                                                                       256
Amortisation of profit on sale and leaseback
 transaction                                                                            50
Stock compensation cost                                                             (3,457)
National Insurance                                                                     676
                                                                                -----------

Retained loss for the period 1 July 2003 to 30 September 2003 under US GAAP         (3,261)
                                                                                ===========

                                                                                    $'000's

Loss for the period 1 July 2003 to 30 September 2003 under US
 GAAP                                                                               (5,419)
                                                                                ===========
*Translated in US $ at the average exchange rate for the period of $1.662 per GBP1 1.662

                                                                                 GBP'000's

 Shareholders' equity as reported in the consolidated balance sheet under UK GAAP
(unaudited)                                                                         44,536

    Goodwill                                                                         9,647

    Net assets of Carbookers Limited                                                    43

    Deferred revenue                                                                (1,236)

    Deferral of profit on sale and leaseback
    transaction                                                                       (135)

    National Insurance                                                               2,442
                                                                               -----------

    Shareholders'equity as reported in the consolidated balance sheet under
    US GAAP                                                                         55,297
                                                                               ===========

                                                                                   $'000's

    Shareholders' equity as reported in the consolidated balance sheet under US
    GAAP                                                                            91,902
                                                                               ===========

    Translated in US$ at exchange rate for the period end of $1.662 per GBP1


                                    --ends--

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. ebookers plc

Dated:  November  04 2003
                                             Leigh Grant
                                             Deputy Company Secretary